UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42208

XCHG Limited

(Exact Name of Registrant as Specified in Its Charter)

XCharge Europe GmbH, Heselstücken 18,

22453 Hamburg, Germany

XCharge Energy USA Inc, 19121 Marketplace Avenue,

Building 2-Suite 2-145, Kyle, TX 78640, United States

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

June 30, 2025 Financial Results

Attached as exhibits to this report on Form 6-K are (i) Management’s Discussion and Analysis of Financial Conditions and Results of Operations for XCHG Limited (the “Company”) for the six-month periods ended June 30, 2025 and 2024 which is attached as Exhibit 99.1; and (ii) the Company’s Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024, which are attached as Exhibit 99.2.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Management’s Discussion and Analysis of Financial Conditions and Results of Operations for the six-month periods ended June 30, 2025 and 2024.
99.2	Unaudited Condensed Consolidated Interim Financial Statements as of June 30, 2025 and for the six-month periods ended June 30, 2025 and 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XCHG Limited

Date: December 19, 2025	By:	/s/ Yifei Hou
Name: Yifei Hou
Title: Chief Executive Officer